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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 354 WASH, D.C. SECTION

SEC FILE NUMBER
8-52872

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/26/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarity Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 N.W. 165th Street Suite M400
(No. and Street)

North Miami Beach, FL 33169
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Brogan (321) 264-0678
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerson, Preston, Robinson & Company, P.A.
(Name — *if individual, state last, first, middle name*)

666 71st Street Miami, FL 33141
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3/22/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Vostenak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarity Securities, Inc., as of 12/31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Karen R. Vostenak
Signature

President/CEO
Title



Personally Known
Michael J. Linde
Commission # DD 016589
Expires April 9, 2005
Bonded Thru
Atlantic Bonding Co., Inc.
NOTARY PUBLIC
STATE OF FLORIDA
2/28/02

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. N/A We do not Hold
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARITY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
At December 31, 2001

ASSETS

Cash	$	12,450

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,611
Shareholder's equity		
Common stock; $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding; and additional paid-in capital		41,361
Accumulated deficit		(30,522)
Total shareholder's equity		10,839
Total liabilities and shareholder's equity	**$**	**12,450**

The notes which follow all of the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

CLARITY SECURITIES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2001

Income		
Consulting fees	$	5,000
Expenses		
Employee compensation		8,100
Occupancy, month-to-month lease		7,500
Other		19,922
Total		35,522
Net loss	**$**	**(30,522)**

The notes which follow all of the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

CLARITY SECURITIES, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
Year Ended December 31, 2001

	Common Stock and Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$ -	$ -	$ -
Common stock issuance and additional contributions	41,361	-	41,361
Net loss	-	(30,522)	(30,522)
Balance, end of year	**$ 41,361**	**$ (30,522)**	**$ 10,839**

The notes which follow all of the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

CLARITY SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

Operating activities		
Net loss	$	(30,522)
Adjustment to reconcile net loss to net cash outflow for operating activities:		
Add:		
Increase in accounts payable and accrued expenses		1,611
Net cash outflow for operating activities		(28,911)
Financing activity		
Cash inflow from shareholder's capital contributions		41,361
Net cash inflow from all activities		12,450
Cash, beginning of year		-
Cash, end of year	**$**	**12,450**

The notes which follow all of the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Clarity Securities, Inc., a Delaware Corporation, (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company clears all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safekeep customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The financial statements are prepared in accordance with accounting principles generally accepted in the United States and prevailing industry practices, which require management to make estimates and assumptions regarding certain trading inventory valuations and other matters that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions. Commissions on sales of securities are recorded on the date the issuer provides documentation to the Company evidencing approval of the sales transaction.

Income Taxes. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS 109, deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using currently enacted tax rates. SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

3. DEFERRED INCOME TAXES

At December 31, 2001, the Company has available net operating loss carryforwards of $30,000, which will expire through 2019.

After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized.

3. DEFERRED INCOME TAXES (Cont'd)

Accordingly, components of the Company's net deferred income taxes are as follows:

At December 31, 2001		
Deferred tax assets:		
Net operating loss carryfowards	$	4,000
Valuation allowance for deferred tax asset		(4,000)
Total	**$**	**-**

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year of operations) and under the applicable rules, equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

CLARITY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
At December 31, 2001

Net capital	
Total shareholder's equity	$ 10,839
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 1,611
Computation of Net Capital Requirements	
Minimum net capital required, based on aggregate indebtedness	$ 201
Minimum net capital required	$ 5,000
Excess net capital	$ 5,839
Excess net capital at 1,500 percent	$ 10,732
Excess net capital at 1,000 percent	$ 10,678
Ratio: Aggregate indebtedness to net capital	.1486 to 1

There are no material differences from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2001.



Gerson, Preston, Robinson & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

GARY R. GERSON, CPA
RICHARD C. PRESTON, CPA
JAMES P. ROBINSON, CPA
ALAN S. ROSEN, CPA
ARTHUR I. BROWN, CPA
DONALD M. GERSON, CPA
DANIEL S. KUSHNER, CPA
STEVEN F. KLEIN, CPA
DOROTHY S. EISENBERG, CPA
ALAN A. LIPS, CPA

STEPHEN R. TEPPER, CPA
MANNY M. ILAGAN, CPA
CALVIN BECKER, CPA
ROBERT P. FEDDERMAN, CPA
EDUARDO M. ZUNIGA CPA
ROSE B. ROBINSON, CPA
JUDD A. BERKLEY, CPA
EDWARD D. DEPPMAN, CPA
MARSHALL J. SAPERSTEIN, CPA
DAVID A. STEINBERG, CPA
BARRY A. DRESSLER, CPA
MELISSE G. BURSTEIN, CPA
RONALD A. UNGER, CPA
SYED S. ZAFAR, CPA
STEVEN A. MOSES, CPA
BRAD L. MALOW, CPA

MIAMI BEACH OFFICE
666 SEVENTY-FIRST STREET
MIAMI BEACH, FLORIDA 33141

DADE: (305) 868-3600
BROWARD: (954) 522-3202
BOCA RATON: (561) 392-9059
PALM BEACH: (561) 833-9573
ORLANDO: (407) 843-1159
TAMPA: (813) 228-9275
TOLL FREE: 1-888-868-5585
TOLL FREE FACSIMILE: 1-800-880-1662
FACSIMILE: (305) 864-6740
www.gprco-cpa.com

REPLY TO: MIAMI BEACH OFFICE

BOCA RATON OFFICE
ONE BOCA PLACE
SUITE 324A
2255 GLADES ROAD
BOCA RATON, FLORIDA 33431
TEL: (561) 392-9059
FACSIMILE: (561) 988-2663

TAMPA OFFICE
THE FINANCIAL CENTER
2701 WEST BUSCH BLVD.
SUITE 134
TAMPA, FLORIDA 33618
TEL: (813) 228-9275
FACSIMILE: (813) 225-1254

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Report On Internal Control Required by SEC Rule 17a-5

Board of Directors and Shareholders
Clarity Securities, Inc.
290 N.W. 165th Street, Penthouse 5
North Miami Beach, Florida 33169

In planning and performing our audit of the financial statements of Clarity Securities, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions, however, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material in adequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2002
Miami Beach, Florida

INSURED COPY

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

A CAPITAL STOCK COMPANY

70 PINE STREET. NEW YORK, N.Y. 10270

(A Stock Insurance Company, herein called the Underwriter)

DECLARATIONS

Item 1. First Name Insured (Herein called the Insured)

BOND NUMBER
959-9000

N.A.S.D. ID 104406

Name and Address of the Insured

Clarity Securities, Inc.
290 NW 165th St., PH5
N. Miami Beach, FL 33169

Item 2. Joint Insured:

Item 3. Bond Period from 12:01 a.m. on 12/01/2001 (Month/Day/Year) to 12:01 a.m. on 12/01/2002 (Month/Day/Year), standard time at the Principal Address to each of said dates. The liability of the company or underwriter under this Bond shall not be cumulative from Period to Period.

Item 4. Limit of Liability and Deductible Amount- Subject to Sections 7, 8, and 11 Hereof

The Limit of Liability is $25,000 (INSERT AMOUNT) and the Deductible Amount is $5,000 (INSERT AMOUNT)

Item 5. Offices or Premises Covered - All the Insured's offices or premisies in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

Item 6. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Insuring Agreements G,H,I,J,K,L, Rider No. 1

Item 7. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s):
Such termination or cancellation to be effective as of the time this bond becomes effective.

Item 8. The Underwriter will mark its records to indicate that the following will be notified promptly concerning the cancellation, termination or substantial modification of this bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify the following but failure to so notify the following shall not impair or delay the effectiveness of any such cancellation, termination or modification: N.A.S.D.



AUTHORIZED REPRESENTATIVE

Financial Statements With Supplementary Information

Clarity Securities, Inc.

For the Year Ended December 31, 2001



GARY R. GERSON, CPA
RICHARD C. PRESTON, CPA
JAMES P. ROBINSON, CPA
ALAN S. ROSEN, CPA
ARTHUR I. BROWN, CPA
DONALD M. GERSON, CPA
DANIEL S. KUSHNER, CPA
STEVEN F. KLEIN, CPA
DOROTHY S. EISENBERG, CPA
ALAN A. LIPS, CPA

STEPHEN R. TEPPER, CPA
MANNY M. ILAGAN, CPA
CALVIN BECKER, CPA
ROBERT P. FEDDERMAN, CPA
EDUARDO M. ZUNIGA CPA
ROSE B. ROBINSON, CPA
JUDD A. BERKLEY, CPA
EDWARD D. DEPPMAN, CPA
MARSHALL J. SAPERSTEIN, CPA
DAVID A. STEINBERG, CPA
BARRY A. DRESSLER, CPA
MELISSE G. BURSTEIN, CPA
RONALD A. UNGER, CPA
SYED S. ZAFAR, CPA
STEVEN A. MOSES, CPA
BRAD L. MALOW, CPA

Gerson, Preston, Robinson & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

MIAMI BEACH OFFICE
666 SEVENTY-FIRST STREET
MIAMI BEACH, FLORIDA 33141

DADE: (305) 868-3600
BROWARD: (954) 522-3202
BOCA RATON: (561) 392-9059
PALM BEACH: (561) 833-9573
ORLANDO: (407) 843-1159
TAMPA: (813) 228-9275
TOLL FREE: 1-888-868-5585
TOLL FREE FACSIMILE: 1-800-880-1662
FACSIMILE: (305) 864-6740
www.gprco-cpa.com

REPLY TO: MIAMI BEACH OFFICE

BOCA RATON OFFICE
ONE BOCA PLACE
SUITE 324A
2255 GLADES ROAD
BOCA RATON, FLORIDA 33431
TEL: (561) 392-9059
FACSIMILE: (561) 988-2663

TAMPA OFFICE
THE FINANCIAL CENTER
2701 WEST BUSCH BLVD.
SUITE 134
TAMPA, FLORIDA 33618
TEL: (813) 228-9275
FACSIMILE: (813) 225-1254

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholder
Clarity Securities, Inc.
North Miami Beach, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Clarity Securities, Inc. (the "Company") as of December 31, 2001 and the related statements of operations, shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarity Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule titled "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gerson, Preston, Robinson + Co., P.A.

February 25, 2002
Miami Beach, Florida

CERTIFIED PUBLIC ACCOUNTANTS